Exhibit 99.1

ANNUAL GENERAL MEETING 2023 OF VOXELJET AG

DECLARED VOTING RESULTS

Percentages are approximate values.

Agenda Item	Object of the Resolution	Valid Votes Cast	% of the Share Capital	YES-Votes and % of the Votes Cast	NO-Votes and % of the Votes Cast	Proposal
No. 2	Resolution on the formal approval of the actions of the Management Board	612,922	6.71	568,583 92.77%	44,339 7.23%	yes
No. 3	Resolution on the formal approval of the actions of the Supervisory Board	1,451,203	15.89	1,406,761 96.94%	44,442 3.06%	yes
No. 4	Resolution on the appointment of the auditor of the financial statements and of the consolidated financial statements for financial year 2023	1,453,910	15.92	1,419,939 97.66%	33,971 2.34%	yes
No. 5	Resolution on the approval of the Remuneration Report	1,451,813	15.89	1,392,392 95.91%	59,421 4.09%	yes
No. 6	Resolution on the cancellation of the Authorized Capital (Authorized Capital 2022), the creation of a new Authorized Capital (Authorized Capital 2023) with authorization to exclude subscription rights; amendment of the Articles of Association	1,451,931	15.89	1,395,075 96.08%	56,856 3.92%	yes
No. 7	Extension of the authorization to issue stock options (2022 stock option plan) and creation of further Conditional Capital; amendment of the Articles of Association	1,452,675	15.90	1,392,960 95.89%	59,715 4.11%	yes

Agenda Item	Object of the Resolution	Valid Votes Cast	% of the Share Capital	YES-Votes and % of the Votes Cast	NO-Votes and % of the Votes Cast	Proposal
No. 8	Resolution on an amendment to the Articles of Association concerning virtual general meetings	1,451,910	15.89	1,416,423 97.56%	35,487 2.44%	yes
No. 9	Resolution on the amendment of the Articles of Association regarding the virtual participation of members of the Supervisory Board in the Annual General Meeting	1,451,980	15.90	1,408,666 97.02%	43,314 2.98%	yes
No. 10	Approval of the remuneration system for members of the Management Board	1,449,864	15.87	1,390,193 95.88%	59,671 4.12%	yes
No. 11	Election of a member of the Supervisory Board – Ms. Jacqueline Dee Schneider	1,452,710	15.90	1,395,086 96.03%	57,624 3.97%	yes
No. 12	Resolution on the expansion of the Supervisory Board and the corresponding amendment of the Articles of Association	1,453,301	15.91	1,394,400 95.95%	58,901 4.05%	yes
No. 13	Election of an additional member of the Supervisory Board – Ms. Jane Marie Arnold	1,451,431	15.89	1,394,506 96.08%	56,925 3.92%	yes
No. 14	Resolution on the remuneration of the Supervisory Board members	1,451,512	15.89	1,391,033 95.83%	60,479 4.17%	yes